Exhibit (a)(5)(viii)

BRODSKY SMITH

Evan J. Smith, Esquire (SBN 242352)

esmith@brodskysmith.com

Ryan P. Cardona, Esquire (SBN 302113)

rcardona@brodskysmith.com

9595 Wilshire Boulevard, Suite 900

Beverly Hills, CA 90212

Phone: (877) 534-2590

Facsimile: (310) 247-0160

Attorneys for Plaintiff

UNITED STATES DISTRICT COURT

SOUTHERN DISTRICT OF CALIFORNIA

DENNIS EVANGELISTA,	Case No.: ‘21CV0567 BEN JLB

Plaintiff,	Complaint For:

vs.	(1) Violation of § 14(e) of the Securities Exchange Act of 1934

GENMARK DIAGNOSTICS, INC., KEVIN C. O’BOYLE, DARYL J. FAULKNER, JAMES FOX, LISA GILES, and MICHAEL KAGNOFF,	(2) Violation of § 14(d) of the Securities Exchange Act of 1934 (3) Violation of § 20(a) of the Securities Exchange Act of 1934

Defendants.

JURY TRIAL DEMANDED

Plaintiff, Dennis Evangelista (“Plaintiff”), by and through his attorneys, alleges upon information and belief, except for those allegations that pertain to him, which are alleged upon personal knowledge, as follows:

SUMMARY OF THE ACTION

1. Plaintiff brings this action against GenMark Diagnostics, Inc. (“GenMark” or the “Company”), and the Company’s Board of Directors (the “Board” or the “Individual Defendants,” collectively with GenMark and the Individual Defendants, the “Defendants”), for violations of Sections 14(e), 14(d), and 20(a) of the Securities and Exchange Act of 1934 (the “Exchange Act”) as a result of Defendants’ efforts to sell the Company to Roche Holdings Inc. (“Parent”), and Geronimo Acquisition Corp. (“Merger Sub,” and together with Parent, “Roche”) as a result of an unfair process resulting in in insufficient and/or misleading information being provided to Plaintiff in his capacity as a GenMark public stockholder, and to require Defendants to produce such information prior to the consummation of an upcoming tender offer on a proposed all-cash transaction valued at approximately $1.8 billion (the “Proposed Transaction”).

2. The terms of the Proposed Transaction were memorialized in a March 15, 2021, filing with the Securities and Exchange Commission (“SEC”) on Form 8-K attaching the definitive Agreement and Plan of Merger (the “Merger Agreement”). Under the terms of the Merger Agreement, GenMark will become an indirect, wholly-owned subsidiary of Roche, and GenMark stockholders will receive $24.05 in cash for each share of GenMark common stock they own. As a result of the Proposed Transaction, Plaintiff as a GenMark stockholder will be frozen out of any interest in the surviving entity.

3. Thereafter, on March 25, 2021, GenMark filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Recommendation Statement”) with the SEC in support of the Proposed Transaction.

4. In violation of the Exchange Act, Defendants caused to be filed the materially deficient Recommendation Statement in an effort to solicit stockholders, including Plaintiff, to tender their GenMark shares in favor of the Proposed Transaction. The Recommendation Statement is materially deficient, deprives Plaintiff of the information necessary to make an intelligent, informed and rational decision of whether to tender in favor of the Proposed Transaction, and is thus in violation of the Exchange Act. As detailed below, the Recommendation Statement omits and/or misrepresents material information concerning, among other things: (a) the sales process and in particular certain conflicts of interest for management; (b) the financial projections for GenMark, provided by GenMark to the Company’s financial advisor J.P. Morgan Securities LLC (“J.P. Morgan”); and (c) the data and inputs underlying the financial valuation analyses, if any, that purport to support the fairness opinions created by J.P. Morgan and provides to the Company and the Board.

5. Accordingly, this action seeks to compel the Individual Defendants to properly comply with the Exchange Act and disseminate all required information prior to the consummation of the Proposed Transaction.

6. Absent judicial intervention, the Proposed Transaction will be consummated, resulting in irreparable injury to Plaintiff.

PARTIES

7. Plaintiff is a citizen of California and, at all times relevant hereto, has been a GenMark stockholder.

8. Defendant GenMark is a molecular diagnostics company, engages in the developing and commercializing molecular panels based on its proprietary eSensor electrochemical detection technology. GenMark is incorporated under the laws of the State of Delaware and has its principal place of business at 5964 La Place Court, Carlsbad, CA 92008. Shares of GenMark common stock are traded on the NasdaqGM under the symbol “GNMK”.

9. Defendant Kevin C. Boyle (“Boyle”) has been a Director of the Company at all relevant times. In addition, Boyle serves as the Company’s Chairman of the Board.

10. Defendant Daryl J. Faulkner (“Faulkner”) has been a director of the Company at all relevant times.

11. Defendant Fames Fox (“Fox”) has been a director of the Company at all relevant times.

12. Defendant Peder K. Jensen (“Jensen”) has been a director of the Company at all relevant times.

13. Defendant Lisa Giles (“Giles”) has been a director of the Company at all relevant times.

14. Defendant Michael Kagnoff (“Kagnoff”) has been a director of the Company at all relevant times.

15. Defendants identified in ¶¶ 9 - 14 are collectively referred to as the “Individual Defendants.”

16. Non-Defendant Parent is a subsidiary of F. Hoffmann-LaRoche AG.

17. Non-Defendant Merger Sub is a wholly owned subsidiary of Parent created to effectuate the Proposed Transaction.

18. Non-Defendant F. Hoffman-LaRoche AG is the ultimate parent of Roche and is a Swiss multinational healthcare company that operates worldwide.

JURISDICTION AND VENUE

19. This Court has subject matter jurisdiction pursuant to Section 27 of the Exchange Act (15 U.S.C. § 78aa) and 28 U.S.C. § 1331 (federal question jurisdiction) as Plaintiff alleges violations of Sections 14(e), 14(d), and Section 20(a) of the Exchange Act. This action is not a collusive one to confer jurisdiction on a court of the United States, which it would not otherwise have. The Court has supplemental jurisdiction over any claims arising under state law pursuant to 28 U.S.C. § 1367.

20. Personal jurisdiction exists over each defendant either because the defendant conducts business in or maintains operations in this District, or is an individual who is either present in this District for jurisdictional purposes or has sufficient minimum contacts with this District as to render the exercise of jurisdiction over defendant by this Court permissible under traditional notions of fair play and substantial justice.

21. Venue is proper in this District pursuant to 28 U.S.C. § 1391, because GenMark maintains its principal offices in this district, and each of the Individual Defendants, as Company officers or directors, has extensive contacts within this District.

SUBSTANTIVE ALLEGATIONS

Company Background

22. GenMark is a molecular diagnostics company, engages in the developing and commercializing molecular panels based on its proprietary eSensor electrochemical detection technology.

23. The Company’s provides ePlex instrument and respiratory pathogen panel, which integrates automated nucleic acid extraction and amplification with its eSensor technology to enable operators using ePlex system to place patient sample directly into its test cartridge and obtain results.

24. GenMark also offers Blood Culture Identification Gram-Positive and Negative panel, Blood Culture Identification Fungal Pathogen panel, and ePlex Gastrointestinal Pathogen Panel. In addition, it provides XT-8 instrument, and related diagnostic and research tests, as well as certain custom manufactured reagents to support a range of molecular tests with a workstation and disposable test cartridges.

25. The Company also offers diagnostic tests for use with its XT-8 system that includes respiratory viral panel, cystic fibrosis genotyping test, warfarin sensitivity test, thrombophilia risk test, and hepatitis C virus genotyping test and associated custom manufactured reagents, as well as 2C19 genotyping test and eSensor SARS-CoV-2 Test.

The Flawed Sales Process

26. As detailed in the Recommendation Statement, the process deployed by the Individual Defendants was flawed and inadequate, and the Recommendation Statement fails to provide specific details regarding a plethora of important facts.

27. Notably, the Recommendation Statement does not indicate that a committee of independent, outside directors was created to run the sales process.

28. In addition, the Recommendation Statement is silent as to the nature of the various confidentiality agreements entered into between the Company and potentially interested third parties throughout the sales process, including Roche, whether these agreements differ from each other, and if so in what way, including failing to disclose all specific conditions under which any standstill provision contained in any entered confidentiality agreement entered into between the Company and potentially interested third parties throughout the sales process, including Roche, would fall away.

29. Moreover, the Recommendation Statement also fails to adequately disclose communications regarding post-transaction employment during the negotiation of the underlying transaction must be disclosed to stockholders. Communications regarding post-transaction employment during the negotiation of the underlying transaction must be disclosed to Plaintiff as a Company stockholder. This information is necessary to understand potential conflicts of interest of management and the Board, as that information provides illumination concerning motivations that would prevent fiduciaries from acting solely in the best interests of Plaintiff and Company stockholders

30. It is not surprising, given this background to the overall sales process, that it was conducted in a completely inappropriate and misleading manner

The Proposed Transaction

31. On March 15, 2021, GenMark and Roche issued a joint press release announcing the Proposed Transaction. The press release stated, in relevant part:

Basel, 15 March 2021 - Roche (SIX: RO, ROG; OTCQX: RHHBY) and GenMark Diagnostics (NASDAQ: GNMK) today announced that they have entered into a definitive merger agreement for Roche to fully acquire GenMark at a price of US$ 24.05 per share in an all-cash transaction. This corresponds to a total transaction value of approximately US$ 1.8 billion on a fully diluted basis. This price represents a premium of approximately 43% to GenMark’s unaffected closing share price on February 10, 2021, the last trading day before a media report was published speculating about a potential sale process. The merger agreement has been unanimously approved by the boards of directors of GenMark and Roche. Once the acquisition is completed, GenMark’s principal operations will continue at its current location in Carlsbad, California, USA.

Under the terms of the merger agreement, Roche will promptly commence a tender offer to acquire all outstanding shares of GenMark’s common stock, and GenMark will file a recommendation statement containing the unanimous recommendation of the GenMark board that GenMark stockholders tender their shares to Roche.

GenMark’s syndromic panel testing portfolio will complement Roche’s current molecular diagnostics portfolio and the Roche global network will enable expanded reach for GenMark’s products. GenMark’s ePlex system drives lab efficiency through streamlined order-to-reporting workflow and enables better patient outcomes by rapidly diagnosing a patient’s symptoms. Infectious diseases are a leading cause of death globally, and earlier detection of the cause of an infection has been shown to improve patient outcomes and improve key hospital initiatives such as antibiotic stewardship and length of stay.

“Acquiring GenMark Diagnostics will broaden our molecular diagnostics portfolio to include solutions that can provide lifesaving information quickly to patients and their healthcare providers in the fight against infectious diseases,” said Thomas Schinecker, CEO Roche Diagnostics. “Their proven expertise in syndromic panel testing provides faster targeted therapeutic intervention, resulting in improved patient outcomes and reduced hospital stays, and will contribute to Roche’s commitment to helping control infectious diseases and antibiotic resistance. The rapid identification of bloodstream infections and the detection of antimicrobial resistance genes are more essential than ever for hospitals and their patients.”

“As a part of Roche, we can accelerate our mission to enable rapid diagnosis of infectious disease to improve patient outcomes. Together with Roche’s diagnostics healthcare solutions, we will be able to provide a full suite of molecular diagnostic solutions to customers around the world,” said Scott Mendel, CEO of GenMark Diagnostics. “We are thrilled to become a part of Roche and are confident that this is the right path forward for GenMark and our customers.”

GenMark’s Respiratory Pathogen Panels identify the most common viral and bacterial organisms associated with upper respiratory infection, including SARS-CoV-2, complementing Roche’s extensive portfolio of COVID-19 diagnostics solutions.

Terms of the Agreement

Under the terms of the merger agreement, Roche will promptly commence a tender offer to acquire all of the outstanding shares of GenMark’s common stock for US$ 24.05 per share in cash. Following the completion of the tender offer, Roche will acquire all remaining shares at the same price of US$ 24.05 per share in cash through a second step merger.

The transaction is expected to close in the 2nd quarter of 2021 and is subject to customary closing conditions, including the tender of at least a majority of the outstanding shares of GenMark’s common stock and the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

Citi is acting as financial advisor to Roche and Sidley Austin LLP is acting as legal counsel to Roche. J.P. Morgan Securities LLC is acting as exclusive financial advisor to GenMark and DLA Piper LLP is acting as legal counsel to GenMark.

The Materially Misleading and/or Incomplete Recommendation Statement

32. On March 25, 2021, the GenMark Board caused to be filed with the SEC a materially misleading and incomplete Recommendation Statement that failed to provide Plaintiff in his capacity as a Company stockholder with material information and/or provides materially misleading information critical to the total mix of information concerning the financial and procedural fairness of the Proposed Transaction.

Omissions and/or Material Misrepresentations Concerning the Sales Process Leading Up to the Proposed Transaction

33. Specifically, the Recommendation Statement fails to disclose material information concerning the process conducted by the Company and the events leading up to the Proposed Transaction. In particular, the Recommendation Statement fails to disclose

a.	The specific reasoning no committee of independent outside directors was created to run the sales process;

b.

Whether the terms of any confidentiality agreements entered during the sales process between GenMark on the one hand, and any other third party, including Roche, on the other hand, differed from one another, and if so, in what way;

c.

All specific conditions under which any standstill provision contained in any entered confidentiality agreement entered into between the Company and potentially interested third parties throughout the sales process, including Roche, would fall away;

d.

Communications regarding post-transaction employment during the negotiation of the underlying transaction must be disclosed to stockholders. Communications regarding post-transaction employment during the negotiation of the underlying transaction must be disclosed to stockholders. This information is necessary for stockholders to understand potential conflicts of interest of management and the Board, as that information provides illumination concerning motivations that would prevent fiduciaries from acting solely in the best interests of the Company’s stockholders

Omissions and/or Material Misrepresentations Concerning GenMark’s Financial Projections

34. The Recommendation Statement fails to provide material information concerning financial projections provided by GenMark management and relied upon by J.P. Morgan in its analyses. The Recommendation Statement discloses management-prepared financial projections for the Company which are materially misleading.

35. The Recommendation Statement indicates that in connection with the rendering of its fairness opinions, J.P. Morgan reviewed “certain internal financial analyses and forecasts prepared by the management of the Company relating to its business.”

36. Accordingly, the Recommendation Statement should have, but fails to provide, certain information in the projections that GenMark management provided to the Board and J.P. Morgan. Courts have uniformly stated that “projections … are probably among the most highly-prized disclosures by investors. Investors can come up with their own estimates of discount rates or [] market multiples. What they cannot hope to do is replicate management’s inside view of the company’s prospects.” In re Netsmart Techs., Inc. S’holders Litig., 924 A.2d 171, 201-203 (Del. Ch. 2007).

37. With respect to the “Management Projections (Risk-Adjusted),” the Recommendation Statement fails to disclose material information concerning the financial projections prepared by GenMark management.

38. Specifically, the Recommendation Statement fails to disclose all material line items for the metrics of:

a.	EBITDA, including the underlying metrics of interest, taxes, depreciation and amortization.

39. The Recommendation Statement also provides non-GAAP financial metrics, but fails to disclose a reconciliation of all non-GAAP to GAAP metrics.

40. Moreover, the Recommendation Statement fails to disclose the following:

a.	The unadjusted Management Projections provided to J.P. Morgan;

b.	The specific adjustments made to the “Management Projections;” and

c.	The specific inputs and assumptions used to determine the adjustments made to the Management Projections.

41. This information is necessary to provide Plaintiff in his capacity as a Company stockholder a complete and accurate picture of the sales process and its fairness. Without this information, Plaintiff is not fully informed as to Defendants’ actions, including those that may have been taken in bad faith, and cannot fairly assess the process.

42. Without accurate projection data presented in the Recommendation Statement, Plaintiff is unable to properly evaluate the accuracy of J.P. Morgan’s financial analyses, or make an informed decision whether to tender their Company stock in favor of the Proposed Transaction.

Omissions and/or Material Misrepresentations Concerning the Financial Analyses by J.P. Morgan

43. In the Recommendation Statement, J.P. Morgan describes its fairness opinion and the various valuation analyses performed to render such opinion. However, the descriptions fail to include necessary underlying data, support for conclusions, or the existence of, or basis for, underlying assumptions. Without this information, one cannot replicate the analyses, confirm the valuations or evaluate the fairness opinions.

44. With respect to the Public Trading Multiples Analysis, the Recommendation Statement fails to disclose:

a.	The specific metrics for each compared company; and

b.	The specific inputs and assumptions used for selecting the FV/2022E Revenue Multiple reference range for the Company of 2.3x to 6.0x.

45. With respect to the Selected Transaction Analysis, the Recommendation Statement fails to disclose:

a.	The specific metrics for each selected transaction;

b.	The date on which each selected transaction closed;

c.	The aggregate value of each selected transaction; and

d.	The specific inputs and assumptions used for selecting the FV/LTM Revenue Multiple reference range for the Company of 3.7x to 9.4.

46. With respect to the Discounted Cash Flow Analysis, the Recommendation Statement fails to disclose:

a.	The unlevered free cash flow that the Company is expected to generate during calendar years 2021 through 2030 ;

b.	The Company’s range of terminal values calculated;

c.	The specific inputs and assumptions used to calculate the utilized range of perpetuity growth rates of 2.5% to 3.5%;

d.	The specific inputs and assumptions used to calculate the utilized discount rate range of 10.0% to 12.0%;

e.	The Company’s weighted average cost of capital;

f.	The Company’s net cash as of December 31, 2020; and

g.	The Company’s number of fully diluted shares outstanding.

47. These disclosures are critical for Plaintiff to be able to make an informed decision on whether to tender his shares in favor of the Proposed Transaction.

48. Without the omitted information identified above, Plaintiff is missing critical information necessary to evaluate whether the proposed consideration truly maximizes his value and serves his interest as a public GenMark stockholder. Moreover, without the key financial information and related disclosures, Plaintiff cannot gauge the reliability of the fairness opinion and the Board’s determination that the Proposed Transaction is in his best interests as a public GenMark stockholder. As such, the Board has breached their fiduciary duties by failing to include such information in the Recommendation Statement.

FIRST COUNT

Violations of Section 14(e) of the Exchange Act

(Against All Defendants)

49. Plaintiff repeats all previous allegations as if set forth in full herein.

50. Defendants have disseminated the Recommendation Statement with the intention of soliciting stockholders, including Plaintiff, to tender their shares in favor of the Proposed Transaction.

51. Section 14(e) of the Exchange Act provides that in the solicitation of shares in a tender offer, “[i]t shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading[.].

52. The Recommendation Statement was prepared in violation of Section 14(e) because it is materially misleading in numerous respects and omits material facts, including those set forth above. Moreover, in the exercise of reasonable care, Defendants knew or should have known that the Recommendation Statement is materially misleading and omits material facts that are necessary to render them non-misleading.

53. The Individual Defendants had actual knowledge or should have known of the misrepresentations and omissions of material facts set forth herein.

54. The Individual Defendants were at least negligent in filing a Recommendation Statement that was materially misleading and/or omitted material facts necessary to make the Recommendation Statement not misleading.

55. The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff, and Plaintiff will be deprived of his entitlement to decide whether to tender its shares on the basis of complete information if such misrepresentations and omissions are not corrected prior to the expiration of the tender offer period regarding the Proposed Transaction.

56. Plaintiff has no adequate remedy at law.

SECOND COUNT

Violations of Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9

(Against All Defendants)

57. Plaintiff repeats and realleges all previous allegations as if set forth in full herein.

58. Defendants have disseminated the Recommendation Statement with the intention of soliciting stockholders, including Plaintiff, to tender their shares in favor of the Proposed Transaction.

59. Section 14(d)(4) requires Defendants to make full and complete disclosure in connection with a tender offer.

60. SEC Rule 14d-9 requires a Company’s directors to, furnish such additional information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not materially misleading.

61. Here, the Recommendation Statement violates both Section 14(d)(4) and SEC Rule 14d-9 because it because it is materially misleading in numerous respects, omits material facts, including those set forth above and Defendants knowingly or recklessly omitted the material facts from the Recommendation Statement.

62. The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff, and Plaintiff will be deprived of his entitlement to decide whether to tender his shares on the basis of complete information if such misrepresentations and omissions are not corrected prior to the expiration of the tender offer period regarding the Proposed Transaction.

63. Plaintiff has no adequate remedy at law

THIRD COUNT

Violations of Section 20(a) of the Exchange Act

(Against all Individual Defendants)

64. Plaintiff repeats all previous allegations as if set forth in full herein.

65. The Individual Defendants were privy to non-public information concerning the Company and its business and operations via access to internal corporate documents, conversations and connections with other corporate officers and employees, attendance at management and Board meetings and committees thereof and via reports and other information provided to them in connection therewith. Because of their possession of such information, the Individual Defendants knew or should have known that the Recommendation Statement was materially misleading to Company stockholders.

66. The Individual Defendants were involved in drafting, producing, reviewing and/or disseminating the materially false and misleading statements complained of herein. The Individual Defendants were aware or should have been aware that materially false and misleading statements were being issued by the Company in the Recommendation Statement and nevertheless approved, ratified and/or failed to correct those statements, in violation of federal securities laws. The Individual Defendants were able to, and did, control the contents of the Recommendation Statement. The Individual Defendants were provided with copies of, reviewed and approved, and/or signed the Recommendation Statement before its issuance and had the ability or opportunity to prevent its issuance or to cause it to be corrected.

67. The Individual Defendants also were able to, and did, directly or indirectly, control the conduct of GenMark’s business, the information contained in its filings with the SEC, and its public statements. Because of their positions and access to material non-public information available to them but not the public, the Individual Defendants knew or should have known that the misrepresentations specified herein had not been properly disclosed to and were being concealed from the Company’s stockholders, including Plaintiff, and that the Recommendation Statement was misleading. As a result, the Individual Defendants are responsible for the accuracy of the Recommendation Statement and are therefore responsible and liable for the misrepresentations contained herein.

68. The Individual Defendants acted as controlling persons of GenMark within the meaning of Section 20(a) of the Exchange Act. By reason of their position with the Company, the Individual Defendants had the power and authority to cause GenMark to engage in the wrongful conduct complained of herein. The Individual Defendants controlled GenMark and all of its employees. As alleged above, GenMark is a primary violator of Section 14 of the Exchange Act and SEC Rule 14a-9. By reason of their conduct, the Individual Defendants are liable pursuant to section 20(a) of the Exchange Act.

WHEREFORE, Plaintiff demands injunctive relief, in his favor, and against the Defendants, as follows:

A. Enjoining the Proposed Transaction;

B. Directing the Individual Defendants to exercise their fiduciary duties to disseminate a Recommendation Statement that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading;

C. Awarding Plaintiff the costs of this action, including reasonable allowance for Plaintiff’s attorneys’ and experts’ fees; and

D. Granting such other and further relief as this Court may deem just and proper.

DEMAND FOR JURY TRIAL

Plaintiff hereby demands a jury on all issues which can be heard by a jury.

Dated: March 31, 2021		BRODSKY SMITH

	By:	/s/ Evan J. Smith
Evan J. Smith, Esquire (SBN 242352)
esmith@brodskysmith.com
Ryan P. Cardona, Esquire (SBN 302113)
rcardona@brodskysmith. com
9595 Wilshire Blvd., Ste. 900
Phone: (877) 534-2590
Facsimile (310) 247-0160

Attorneys for Plaintiff